June 16, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Precise Acquisition, Inc.

Form S-1/A

Filed June 2, 2017

File No. 333-217030

To the men and women of the SEC:

On behalf of Precise Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 9, 2017 addressed to Mr. Thomas DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its S-1/A on June 2, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

The Offering, page 5

1. We note your reference to “uncertificated shares” in the fourth full paragraph in this section. Please revise or advise us as appropriate.

COMPANY RESPONSE:

We have revised the registration statement on page 5 to state as follows:

Every holder of stock in the Corporation shall be entitled to have a share certificate, entitled to one vote per share and signed by or in the name of the Corporation by the President or chairman of the board of directors, or a vice president, and by the secretary or an assistant secretary, or the treasurer or an assistant treasurer of the Corporation, certifying the number of shares owned by him in the Corporation.

Item 6-Dilution, page 15

2. We note your response to comment 2 and we reissue our comment. Please revise the definition of “dilution” in your first paragraph to address “net tangible book value”. See Item 506 of Regulation S-K. We also do not understand your reference to “net book value” throughout the first paragraph. Please revise as appropriate.

COMPANY RESPONSE:

We have revised our definition of dilution in our first paragraph on page 15 to address “net tangible book value”. We have also revised net book value throughout the first paragraph.

Plan of Distribution, page 16

3. We note your statement in this section that “[n]o Securities will be issued in this offering until a business combination has been completed ….” (emphasis added). We also note your statement on page 5 that “all securities issued in connection with the offering … shall be deposited directly into the escrow account promptly upon issuance.” Please revise to reconcile your statements.

COMPANY RESPONSE:

We have deleted the following in Plan of Distribution on page 17:

“No Securities will be issued in this offering until a business combination has been completed pursuant to the terms and conditions of Rule 419.”

We have revised the paragraph to state as follows: “A subscription for shares of the Company’s common stock will entitle purchaser to vote on all matters when the escrow agent receives the consideration specified in the subscription agreement. Each share subscribed and paid for will entitle purchaser to one vote per share.”

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 16, 2017

/s/ Thomas DeNunzio

Thomas DeNunzio

President & CEO